FULLCAST www.fullcast.co.jp

06015236

July 11, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop: 3-2

SUPPL

RECEIVED
2006 JUL 18 P 2:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (**FILE NO. 82-34859**)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd. a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Changes in Name and President/Representative Director of Subsidiary (Filed on July 10, 2006)

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd, Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-9507, Facsimile +81-3-3780-9510)

Very truly yours,

Fullcast Co., Ltd.

Shingo Tsukahara

Shingo Tsukahara
Director

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

dlw 7/18

SN-2006-10

July 10, 2006

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer, General Manager, Business Administration Headquarters
Telephone: +81-3-3780-9507

To whom it may concern:

Re: Changes in Name and President/Representative Director of Subsidiary

Fullcast Co., Ltd. changed the name and president/representative director of EXEOUTSOURCING CO., LTD, the company we made a wholly owned subsidiary on June 15, 2006.

Details

1. Name and profile of the subsidiary (as of June 30, 2006)
   1) Trade name: EXEOUTSOURCING CO., LTD.
   2) Representative: Satoshi Ota, President and Representative Director
   3) Head office: 2-4-27, Dojima, Kita-ku, Osaka-City, Osaka Prefecture

   Refer to "*Change in Subsidiaries (New Equity Acquisition)*" disclosed on June 12, 2006.

2. Reasons of Changes

   Fullcast made EXEOUTSOURCING CO., LTD. a wholly owned subsidiary on June 15, 2006. It was based on the following decisions: Fullcast expected sales support outsourcing needs at client companies to increase; high level of synergy is expected to result through incorporating Fullcast group's superior ability in reaching a wide variety of customers and EXEOUTSOURCING CO., LTD.'s proven project management ability.

   In order to realize maximum and prompt synergy effects, we changed the trade name and president/representative director of the company.

3. Changes

New trade name	Fullcast Marketing Co., Ltd.
New president/representative director	Takehito Hirano

4. Effective Date July 1, 2006

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